EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under caption “Experts” in the Registration Statement on Form F-1/A and related Prospectus of FreeSeas Inc. for the registration of any combination of its common stock, preferred stock, warrants, or units having an aggregate initial offering price not exceeding $50,000,000 and to the incorporation by reference therein of our report dated March 24, 2014, with respect to the consolidated financial statements of FreeSeas Inc. as of December 31, 2013 and 2012 and for each of the three years ended December 31, 2013, included in its Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 24, 2014.

/s/ RBSM LLP

April 30, 2014
New York, NY